Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2021					2022					2023
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		3.752	3.213	2.921	3.247	13.133	3.621	3.551	3.607	3.524	14.303	3.909
European vehicle volumes:
Western Europe		3.046	2.444	1.785	2.393	9.668	2.493	2.598	2.295	2.706	10.092	2.844
Eastern Europe		1.870	1.671	1.212	1.650	6.403	1.509	1.411	1.310	1.494	5.724	1.426
	Total Europe	4.916	4.115	2.997	4.043	16.071	4.002	4.009	3.605	4.200	15.816	4.270

Asia volumes		11.552	10.397	9.685	12.272	43.906	11.572	10.344	12.527	12.823	47.266	11.455

China volumes		6.036	5.705	5.453	7.388	24.582	6.388	5.484	7.237	7.342	26.451	6.077

Magna Steyr vehicle assembly volumes		0.040	0.030	0.023	0.033	0.126	0.025	0.031	0.025	0.027	0.108	0.034

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.814	0.794	0.794	0.798	0.790	0.783	0.765	0.737	0.769	0.740
1 Euro equals U.S. dollars		1.205	1.206	1.178	1.144	1.183	1.123	1.064	1.006	1.019	1.053	1.073
1 Chinese renminbi equals U.S. dollars		0.154	0.155	0.155	0.156	0.155	0.158	0.151	0.146	0.140	0.149	0.146

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439
Power & Vision		3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323
Seating Systems		1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486
Complete Vehicles		1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626
Corporate & Other		(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)
Sales		10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673

Costs and expenses:
Cost of goods sold		8,662	7,728	6,885	7,822	31,097	8,400	8,259	8,126	8,403	33,188	9,416
Selling, general and administrative		430	419	454	414	1,717	386	410	387	477	1,660	488
Equity income		(47)	(44)	(34)	(23)	(148)	(20)	(25)	(27)	(17)	(89)	(33)
EBITDA	1	1,134	931	614	897	3,576	876	718	782	705	3,081	802
Depreciation and amortization		364	374	385	389	1,512	369	360	341	349	1,419	365
EBIT	2	770	557	229	508	2,064	507	358	441	356	1,662	437
Interest expense, net		23	11	22	22	78	26	20	18	17	81	20

Operating income (loss)	1	747	546	207	486	1,986	481	338	423	339	1,581	417
Impairment charges		-	-	-	-	-	-	376	-	12	388	-
Other expense (income)		(58)	6	180	(90)	38	61	50	23	181	315	142
Other expense (income), net	1	(58)	6	180	(90)	38	61	426	23	193	703	142
Income (loss) from operations before income taxes		805	540	27	576	1,948	420	(88)	400	146	878	275
Income tax expense (benefit)		183	104	10	98	395	41	57	104	35	237	58
Net income (loss)		622	436	17	478	1,553	379	(145)	296	111	641	217
(Income) loss attributable to non-controlling interests	1	(7)	(12)	(6)	(14)	(39)	(15)	(11)	(7)	(16)	(49)	(8)
Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209

Adjusted net income (loss) attributable to Magna International Inc.	1	566	426	170	391	1,553	383	243	308	261	1,195	319

Diluted earnings (loss) per share:
Diluted		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73
Adjusted Diluted		$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 1.07	$ 0.91	$ 4.10	$ 1.11

Weighted average number of Common Shares outstanding
during the year (in millions):		303.6	303.6	302.6	301.5	302.8	298.1	291.1	288.5	286.3	291.2	286.6

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.2%	4.6%	5.7%	4.5%	4.7%	4.0%	4.4%	4.2%	5.0%	4.4%	4.6%
EBITDA /Sales		11.1%	10.3%	7.8%	9.8%	9.9%	9.1%	7.7%	8.4%	7.4%	8.1%	7.5%
EBIT /Sales		7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.8%	3.7%	4.4%	4.1%
Operating income(loss) /Sales		7.3%	6.0%	2.6%	5.3%	5.5%	5.0%	3.6%	4.6%	3.5%	4.2%	3.9%
Effective tax rate
Reported		22.7%	19.3%	37.0%	17.0%	20.3%	9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%
Excluding Other expense (income), net of taxes		23.3%	19.8%	15.0%	16.7%	19.8%	17.3%	24.9%	25.5%	18.3%	21.3%	21.6%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2021				2022				2023
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,176	6,531	6,082	6,307	7,006	6,764	7,082	6,791	7,959
Inventories	3,645	3,999	4,150	3,969	4,258	4,064	4,108	4,180	4,421
Prepaid expenses and other	290	294	247	278	310	262	269	320	367
	11,111	10,824	10,479	10,554	11,574	11,090	11,459	11,291	12,747
Current liabilities:
Accounts payable	6,787	6,248	5,914	6,465	6,845	6,443	6,624	6,999	7,731
Accrued salaries and wages	897	912	893	851	879	766	810	850	822
Other accrued liabilities	2,298	2,186	2,070	2,156	2,123	2,096	1,986	2,118	2,526
Income taxes payable (receivable)	109	123	125	200	190	136	97	93	9
	10,091	9,469	9,002	9,672	10,037	9,441	9,517	10,060	11,088

Working capital	1,020	1,355	1,477	882	1,537	1,649	1,942	1,231	1,659

Investments	960	1,124	1,455	1,593	1,487	1,375	1,323	1,429	1,390
Fixed assets, net	8,305	8,297	8,166	8,293	8,090	7,723	7,470	8,173	8,304
Goodwill, other assets and intangible assets	3,614	3,632	3,530	3,577	3,544	3,353	3,280	3,576	3,640
Operating lease right-of-use assets	1,869	1,854	1,731	1,700	1,667	1,587	1,545	1,595	1,638
Funds employed	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631
FINANCING
Straight debt:
Cash and cash equivalents	(3,464)	(3,426)	(2,748)	(2,948)	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)
Short-term borrowings	-	-	-	-	-	-	-	8	4
Long-term debt due within one year	137	117	101	455	127	105	95	654	668
Long-term debt	3,935	3,941	3,908	3,538	3,501	3,408	3,325	2,847	4,500
Current portion of operating lease liabilities	244	278	269	274	276	270	266	276	285
Operating lease liabilities	1,613	1,563	1,438	1,406	1,369	1,294	1,254	1,288	1,318
	2,465	2,473	2,968	2,725	3,277	3,413	3,838	3,839	4,346
Long-term employee benefit liabilities	733	743	716	700	686	651	617	548	563
Other long-term liabilities	414	482	466	376	374	390	397	461	451
Deferred tax liabilities, net	104	124	40	19	(51)	(111)	(138)	(179)	(218)
	1,251	1,349	1,222	1,095	1,009	930	876	830	796
Shareholders' equity	12,052	12,440	12,169	12,225	12,039	11,344	10,846	11,335	11,489
	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631

ASSET UTILIZATION RATIOS
Days in accounts receivable	63.4	65.1	69.1	62.3	65.4	65.0	68.8	63.9	67.1
Days in accounts payable	70.5	72.8	77.3	74.4	73.3	70.2	73.4	75.0	73.9
Inventory turnover - cost of sales	9.5	7.7	6.6	7.9	7.9	8.1	7.9	8.0	8.5
Working capital turnover	39.9	26.7	21.4	41.3	25.1	22.7	19.1	31.1	25.7
Total asset turnover	2.6	2.2	1.9	2.3	2.4	2.4	2.4	2.4	2.6

CAPITAL STRUCTURE
Straight debt	15.6%	15.2%	18.1%	17.0%	20.1%	21.8%	24.7%	24.0%	26.1%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	7.9%	8.3%	7.5%	6.8%	6.2%	5.9%	5.6%	5.2%	4.8%
Shareholders' equity	76.4%	76.5%	74.4%	76.2%	73.7%	72.3%	69.7%	70.8%	69.1%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	33.0%	32.2%	32.0%	31.7%	30.5%	30.9%	31.3%	30.9%	37.1%

ANNUALIZED RETURNS
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	20.7%	13.8%	0.4%	15.2%	12.0%	-5.3%	10.4%	3.4%	7.3%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	19.0%	13.9%	5.5%	12.8%	12.6%	8.3%	11.1%	9.4%	11.2%
Return on Invested Capital (Annualized after-tax operating
profits / invested capital)	16.3%	11.1%	0.9%	12.2%	9.9%	-3.2%	7.9%	3.2%	5.7%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax
operating profits / invested capital)	15.1%	11.2%	4.8%	10.4%	10.4%	6.7%	8.4%	7.4%	8.4%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2021					2022					2023
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

Operating activities
Net income (loss)		622	436	17	478	1,553	379	(145)	296	127	657	217
Items not involving current cash flows	(i)	349	341	515	371	1,576	370	705	295	406	1,776	351
	(i)	971	777	532	849	3,129	749	560	591	533	2,433	568
Changes in operating assets and liabilities	(i)	(310)	(249)	(132)	502	(189)	(569)	(139)	(353)	723	(338)	(341)

Cash provided from operating activities		661	528	400	1,351	2,940	180	421	238	1,256	2,095	227

Investment activities
Fixed asset additions		(212)	(277)	(334)	(549)	(1,372)	(238)	(329)	(364)	(750)	(1,681)	(424)
Increase in equity method investment		-	-	(454)	(63)	(517)	-	-	-	-	-	-
Increase in investments, other assets and intangible assets		(104)	(93)	(101)	(105)	(403)	(64)	(80)	(125)	(186)	(455)	(101)
Disposal of facilities	1 (e)	-	-	(41)	-	(41)	6	-	-	-	6	(25)
Increase in public and private equity investments		(3)	(17)	(3)	(45)	(68)	(2)	(2)	(25)	-	(29)	-
Settlement of long-term receivable from non-consolidated joint venture		50	-	-	-	50	-	-	-	-	-	-
Proceeds from disposition		19	20	10	32	81	23	40	41	20	124	19
Business combinations		39	(21)	-	(31)	(13)	-	-	-	(3)	(3)	-
Cash used for investment activities		(211)	(388)	(923)	(761)	(2,283)	(275)	(371)	(473)	(919)	(2,038)	(531)

Financing activities
Net issues (repayments) of debt		(126)	(33)	(13)	5	(167)	(328)	(31)	(10)	(22)	(391)	1,636
Common Shares issued on exercise of stock options		83	50	3	10	146	4	-	1	3	8	6
Repurchase of Common Shares		(162)	(99)	(5)	(251)	(517)	(383)	(212)	(180)	(5)	(780)	(9)
Tax withholdings on vesting of equity awards		(12)	-	-	(1)	(13)	(14)	(1)	-	-	(15)	(9)
Contributions to subsidiaries by non-controlling interests		-	-	-	8	8	-	5	-	-	5	-
Dividends paid to non-controlling interests		-	(8)	(2)	(39)	(49)	-	(12)	(10)	(24)	(46)	(7)
Dividends paid		(130)	(127)	(130)	(127)	(514)	(133)	(130)	(125)	(126)	(514)	(132)

Cash provided from (used for) financing activities		(347)	(217)	(147)	(395)	(1,106)	(854)	(381)	(324)	(174)	(1,733)	1,485
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		(13)	39	(8)	5	23	(3)	(1)	(3)	(31)	(38)	14
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		90	(38)	(678)	200	(426)	(952)	(332)	(562)	132	(1,714)	1,195
Cash, cash equivalents and restricted cash equivalents,
beginning of period		3,374	3,464	3,426	2,748	3,374	2,948	1,996	1,664	1,102	2,948	1,234
Cash, cash equivalents and restricted cash equivalents,
end of period		3,464	3,426	2,748	2,948	2,948	1,996	1,664	1,102	1,234	1,234	2,429

	(i) Certain amounts in prior periods have been reclassified to conform with current period presentation.

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

Note 1:	NON-GAAP MEASURES

The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Restructuring and impairments	[a]	15	44	24	18	101	-	376	14	34	424	118
	Net losses (gains) on investments	[b]	(33)	(38)	81	(8)	2	61	50	9	101	221	24
	Sale of business	[c]	-	-	75	-	75	-	-	-	58	58	-
	Merger Agreement Termination Fee	[d]	-	-	-	(100)	(100)	-	-	-	-	-	-
	Gain on business combinations	[e]	(40)	-	-	-	(40)	-	-	-	-	-	-
			(58)	6	180	(90)	38	61	426	23	193	703	142
[a]	Restructuring and impairments

	Impairments related to operations in Russia:

	The Company’s operations in Russia remain substantially idled. In accordance with U.S. GAAP, during the second quarter of 2022, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating segment, respectively.

	Restructuring related to right-sizing of business:

	During the first quarter of 2023, the Company initiated restructuring plans to right-size its business in an effort to optimize its footprint. These restructuring plans include plant closures and workforce reductions in the amount of $118 million. Of the total charges, $105 million was recorded in its Power & Vision segment, and $13 million in its Body Exteriors & Structures segment.

	Other Restructuring:		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Power & Vision		15	44	4	4	67	-	-	-	22	22	-
	Body Exteriors & Structures		-	-	8	-	8	-	-	-	-	-	-
	Seating Systems		-	-	-	14	14	-	-	-	-	-	-
			15	44	12	18	89	-	-	-	22	22	-

	Other Impairments:		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures		-	-	8	-	8	-	-	10	12	22	-
	Power & Vision		-	-	-	-	-	-	-	4	-	4	-
	Seating Systems		-	-	4	-	4	-	-	-	-	-	-
			-	-	12	-	12	-	-	14	12	26	-
[b]	Net losses (gains) on investments

	The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are recorded in Corporate.

[c]	Sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation in early 2023. Under the terms of the arrangement, the Company is contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million recognized in 2022. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

	During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million.

[d]	Merger Agreement Termination Fee

	In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million.

[e]	Gain on business combinations

	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the on the change in basis of accounting for its previously held equity method investments. In Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income (loss) attributable to Magna International Inc.:

		2021					2022					2023
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209
Exclude:
Restructuring and impairments		15	31	20	17	83	-	361	12	34	407	92
Net (gains) losses on investments		(24)	(29)	64	(2)	9	48	38	7	75	168	18
Net (gains) losses on the sale of business		-	-	75	-	75	-	-	-	57	57	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(13)	(13)	(29)	-	-	-	(29)	-
Merger Agreement Termination Fee		-	-	-	(75)	(75)	-	-	-	-	-	-
Gain on business combinations		(40)	-	-	-	(40)	-	-	-	-	-	-
Adjusted net income attributable to Magna International Inc.		566	426	170	391	1,553	383	243	308	261	1,195	319

Diluted earnings (loss) per share		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73
Exclude:
Restructuring and impairments		0.05	0.10	0.06	0.06	0.27	-	1.24	0.04	0.12	1.40	0.31
Net (gains) losses on investments		(0.08)	(0.10)	0.21	(0.01)	0.03	0.16	0.13	0.03	0.26	0.58	0.07
Net (gains) losses on the sale of business		-	-	0.25	-	0.25	-	-	-	0.20	0.19	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(0.04)	(0.04)	(0.10)	-	-	-	(0.10)	-
Merger Agreement Termination Fee		-	-	-	(0.25)	(0.25)	-	-	-	-	-	-
Gain on business combinations		(0.14)	-	-	-	(0.13)	-	-	-	-	-	-
Adjusted diluted earnings per share		$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 1.07	$ 0.91	$ 4.10	$ 1.11

[i] Adjustments to Deferred Tax Valuation Allowance

	In the fourth quarter of 2021 and first quarter of 2022, the Company recorded adjustments to the valuation allowance against its deferred tax assets in certain European countries and North America. The net effect of these adjustments was a reduction in income tax expense of $13 million and $29 million, respectively.

Note 2:	SEGMENTED INFORMATION

		2021					2022					2023
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures
	Sales	4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439
	Adjusted EBIT	327	227	98	168	820	229	191	225	198	843	270
	Adjusted EBIT as a percentage of sales	8.1%	6.2%	3.1%	4.6%	5.7%	5.6%	4.8%	5.7%	4.9%	5.3%	6.1%

	Power & Vision
	Sales	3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323
	Adjusted EBIT	297	203	67	171	738	154	91	117	109	471	84
	Adjusted EBIT as a percentage of sales	9.4%	7.0%	2.7%	6.1%	6.5%	5.1%	3.2%	4.0%	3.6%	4.0%	2.5%

	Seating Systems
	Sales	1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486
	Adjusted EBIT	55	26	22	49	152	49	2	35	13	99	36
	Adjusted EBIT as a percentage of sales	4.2%	2.2%	2.0%	3.8%	3.1%	3.6%	0.2%	2.7%	1.0%	1.9%	2.4%

	Complete Vehicles
	Sales	1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626
	Adjusted EBIT	80	79	30	98	287	50	63	65	57	235	52
	Adjusted EBIT as a percentage of sales	4.3%	5.3%	2.4%	6.5%	4.7%	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%

	Corporate and other
	Intercompany fees	(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)
	Adjusted EBIT	11	22	12	22	67	25	11	(1)	(21)	14	(5)

	Total
	Sales	10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673
	Adjusted EBIT	770	557	229	508	2,064	507	358	441	356	1,662	437
	Adjusted EBIT as a percentage of sales	7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.8%	3.7%	4.4%	4.1%